ROBERT A.  FORRESTER

ATTORNEY AT LAW

1755 NORTH COLLINS BLVD.,

SUITE 360

RICHARDSON, TX 75080

(972) 437-9898

 Fax (972) 480-8406

raforrester@sbcglobal.net

April 23, 2012

Michael McTiernan

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Medical Hospitality Group, Inc.

File No. 333-174533

Form S-11

Dear Mr. McTiernan:

On behalf of Medical Hospitality Group, Inc. (the "Company"), I am filing contemporaneously Amendment No. 7 to the Company's Registration Statement on Form S-11 relating to the sale of certain securities of the Company. The amendment reflects some changes as a result of comments from Texas Blue Sky regulators, some technical clarifications, and FINRA comments as well as those noted below.

(1) Audited Financial Statements for the year ended December 31, 2011, and related changes to the Cap table. One individual has returned previously issued shares to the Company, a change also reflected in the Cap table. We have updated Guide 5 informationto reflect information for the 2011 year.

(2) Amendment to the Articles of Incorporation to reflect (i) that directors may not remove other directors, eliminating a reference to the power of preferrred stock holders to vote to remove directors and (ii) a reference to the Maryland General Corporation Law when voting on approval of the Advisor.

(3) The Company has added a section captioned "Investor Liquidity" and numerous references to that section. That section discusses the plan to seek listing for the trading of the securities of the Company. The Company also plans to provide for the payment of interest on subscriptions if it fails to meet the minimum in the offering.

Please do not hesitate to contact me if I can aid the staff’s review in any manner.

Very truly yours,

/s/ Robert A. Forrester

Robert A. Forrester